July 13, 2005



Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102


	Re:	USCORP
		Form 10-KSB/A for Fiscal Year Ended September 30, 2004
Filed May 12, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 000-19061


Dear Mr. Dultz:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







10-KSB/A for the Fiscal Year Ended December 31, 2004

Independent Auditor`s Report, page F-1

1. Your audit report does not cover the inception to date period presented in your financial statements. If your auditors are not extending audit coverage to the inception to date information, you must label it as unaudited.

2. Please refer your auditors to the guidance in PCAOB Auditing
Standard No. 1, requiring registered auditors to make reference in their audit reports to the standards of the Public Company
Accounting
Oversight Board (PCAOB).

Consolidated Statement of Changes in Shareholders Equity, page F-5

3. Please revise your Statement to include the inception to date activity necessary to comply with the guidance in paragraph 11(d) of
SFAS 7.

Note 1 - Organization of the Company and Significant Accounting
Principles, page F-6

4. You state that in April 2002 you acquired US Metals Inc. (US Metals) by issuing 24,000,000 shares of common stock. Please explain to us if at the time of acquisition you considered US Metals to be a business as defined in EITF 98-3, or whether the transaction was the acquisition of an asset. Include a discussion of the factors listed in EITF 98-3 in your response. Additionally, tell us the cost basis of the assets acquired from US Metals immediately prior to the acquisition.

5. Please disclose your accounting policy for stock issued to employees and non-employees, and the other information required under paragraphs 45 through 48 of SFAS 123.

Mineral Properties, page F-7

6. We note your disclosure indicating that you use the successful efforts method of accounting for activities related to your mineral properties.  Please note that the guidance in paragraph 6 of SFAS
19
limits application of the successful efforts method of accounting to oil and gas producing activities. Since your business is mining, until you are able to report reserves, as defined in Industry Guide
7, the appropriate characterization of your enterprise would be that of an exploration stage company, rather than a development stage company. During this period, all costs incurred in the exploration for proved reserves should be expensed as incurred, rather than deferred pending the results of exploration. Please revise your accounting and disclosures as necessary.

7. The allocation of the net assets acquired from US Metals
included
on page 13 of your Form 10-QSB for the quarterly period ended
March
31, 2005, indicates the value of the mining rights acquired in
2002
was $2,449,466. We note the amount recorded has not changed since that time. Please submit the analysis that you performed, testing your mining rights and any capitalized development costs for recoverability, to comply with the guidance in paragraph 8(e) of SFAS
144.

Exhibit 31.1 - Certification Pursuant to Section 302 of the
Sarbanes
Oxley Act of 2002

8. Please refer to the guidance contained in Item 601 of Regulation
S-B, regarding the appropriate timing for conducting your evaluation of internal controls, as well as other applicable changes within the
Section 302 certification.


Form 10-QSB for the Quarterly Period Ended March 31, 2005

Management`s Discussion and Analysis, page 12

Chocolate Mountain Region Claims Acquisition, page 14

9. You indicate that you granted former owners of two gold mining claims near Kingman, Arizona an option to acquire 250,000 shares of your common stock at the then current market price within a two year period. Please revise your disclosure to clarify whether the phrase
"at the then current market price" is the price on the date you granted the options or the market price on the date the owners decide to exercise the options. If the price represents the market price on the date the owners elect to exercise, please explain to us what, if any, value is associated with the options since the owners could presumably purchase the shares in the over-the-counter market.

10. You explain that the options referred to in comment 9 above were exercised on March 23, 2005. It appears the exercise of the options did not have an impact on your financial statements. Please explain to us how you accounted for the exercise, and cite the specific accounting literature you utilized to determine the appropriate treatment.






Engineering Comments

General

11. For all mines and other significant property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

* The location, means of access to the property, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/ industry.htm#secguide7.

12. Disclose:

* Briefly describe your officer`s business experience during the past five years.
* The approximate percent of their time the officers worked on affairs of your company this last year.
* Other significant responsibilities they currently have with other companies.

      See Item 401 of Regulation S-B for further guidance.

13. Insert a small-scale map showing the location and access to all significant properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to
GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-
942-8900.  Otherwise, provide the map to the staff for review.

14. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Southwest Resource Development, Inc. - Summary of organization and Business, page 6

15. The first paragraph on page 7 and third paragraph of page 8 of this filing refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of or near the company`s properties. Focus the disclosure on the company`s property.

Early Exploration Conducted and Valuations Determined By
California
Core Drilling Company, Page 8

16. The reserves listed on the first, second, and fourth paragraphs of page 8 will need additional economic clarification and disclosure.
Please note that it is the staff`s position that mineral reserves for a mineral property cannot be designated unless:

* Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
* An historic average price, such as a three year average, is to be used in any reserve or cash flow analysis to designate reserves.
* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.
* The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Revise the disclosure accordingly. In addition, revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on mining a property before a proper feasibility study and economic viability determination has been conducted.

17. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Recent Exploration and Samplings, page 8

18. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

      Revise the text accordingly.

19. We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

20. Expand the disclosure concerning the exploration plans for the properties to include:

* A brief geological justification for each of the exploration projects written in non-technical language.
* A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* If applicable, disclose there are no current detailed plans to conduct exploration on the property.
* How the exploration program will be funded.
* Identification of who will be conducting any proposed exploration work, and discuss their qualifications.

Risk Factors, page 10

21. Add a risk factor that addresses the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration may be lost.

22. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Overview, page 17

23. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin/forms/ industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and
"production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

24. Supplementally provide a written consent from any experts whose name is cited, and/or whose work is incorporated into the document.
These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Robert Dultz
USCORP
July 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010